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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D/A

               Under the Securities Exchange Act of 1934
                         (Amendment No. 1)


                    Simpson Manufacturing Co., Inc.
                              (Name of Issuer)

                              Common Stock

---------------------------------------------------------------------------
                    (Title of Class of Securities)

                                829073105
                              (CUSIP Number)

                         Christina M. O'Brien, Esq.
                      Shartsis Friese & Ginsburg, LLP
                      One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   October 18, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                  SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 829073105                                    Page 2 of 20 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Barclay Simpson
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  254,225
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   6,279,055
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   254,225
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              6,279,055
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,533,280
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.1
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                    Page 3 of 20 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Simpson Investment Company
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   6,179,055
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   0
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              6,179,055
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,179,055
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     54
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                    Page 4 of 20 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Dr. John B. Simpson
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  16,500
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   0
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   16,500
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              0
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     16,500
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .1
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                    Page 5 of 20 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Anne Simpson Gattis
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  16,500
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   0
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   16,500
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              0
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     16,500
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .1
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                    Page 6 of 20 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Jean D. Simpson
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  16,500
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   0
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   16,500
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              0
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     16,500
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .1
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                    Page 7 of 20 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Jeffrey Philip Gainsborough
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  6,600
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   0
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   6,600
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              0
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,600
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .1
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                    Page 8 of 20 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Julie Marie Simpson
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  6,600
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   0
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   6,600
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              0
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,600
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .1
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                    Page 9 of 20 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Elizabeth Simpson Murray
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  6,600
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   0
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   6,600
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              0
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,600
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .1
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                    Page 10 of 20 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Amy Catherine Simpson
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  6,600
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   0
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   6,600
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              0
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,600
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .1
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                    Page 11 of 20 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Simpson Manufacturing Co., Inc., a California corporation ("SMCO"). The principal executive office of SMCO is located at 4637 Chabot Drive, Suite 200, P.O. Box 10789, Pleasanton, California 94588.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Simpson Investment Company, a California general partnership ("SIC"), Barclay Simpson, Dr. John B. Simpson, Anne Simpson Gattis, Jean D. Simpson, Jeffrey Philip Gainsborough, Julie Marie Simpson, Elizabeth Simpson Murray and Amy Catherine Simpson.

     (b) SIC and Barclay Simpson have the same business address which is listed in Item 1 above. Dr. John B. Simpson's business address is 50 Communications, DS-65, Seattle, WA 98195. Jean D. Simpson's business address is 746 Grand Avenue, Oakland, CA 94610. Jeffrey Philip Gainsborough's business address is 13101 Northwest Freeway, Suite 120, Houston, TX 77040-6309. Julie Marie Simpson's business address is 126 Fifth Avenue, New York, NY 10011. Amy Catherine Simpson's business address is 907 Tahoe Boulevard, Incline Village, NV 89450. Elizabeth Simpson Murray's residence address is 11772 Sunset Boulevard, Los Angeles, CA 90049. Anne Simpson Gattis' residence address is 29 Charles Hill Road, Orinda, CA 94563.

     (c) The principal occupation of Barclay Simpson is Chairman of the Board of Directors of SMCO. See Item 1 above for the address of SMCO. SIC is a family partnership engaged in investment activities. The other reporting persons herein are the partners of SIC. Barclay Simpson is the managing general partner of SIC and the father of the other reporting persons. Dr. John B. Simpson is the Dean of Letters and Science at the University of Washington. Jean D. Simpson is a resource specialist at the Oakland Unified School District. Jeffrey Philip Gainsborough is the vice president of Corporate Lending for Sterling Capital Mortgage. Julie Marie Simpson is an account planner for Mad Dogs & Englishmen. Amy Catherine Simpson is the chef and owner of Jack Rabbit Moon. See section (b) above for the business addresses of these general partners. Elizabeth Simpson Murray is self-employed as an actress, and Anne Simpson Gattis is a housewife; they have no business addresses.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

SCHEDULE 13D

CUSIP No. 829073105                                    Page 12 of 20 Pages

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of such natural persons are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser                          Source of Funds               Amount

SIC                                Other                          -0-
Barclay Simpson                    Personal Funds                 nominal
Dr. John B. Simpson                Other                          -0-
Anne Simpson Gattis                Other                          -0-
Jean D. Simpson                    Other                          -0-
Jeffrey Philip Gainsborough        Other                          -0-
Julie Marie Simpson                Other                          -0-
Elizabeth Simpson Murray           Other                          -0-
Amy Catherine Simpson              Other                          -0-

ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment. SIC is the majority shareholder of SMCO, and Barclay Simpson, the managing general partner of SIC, is the Chairman of the Board of Directors of SMCO, and, as such, controls SMCO and its management.

SCHEDULE 13D

CUSIP No. 829073105                                    Page 13 of 20 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the person named in Item 2 of this statement is as follows at the date hereof:

          Aggregate
          Beneficially
          Owned                    Voting Power          Dispositive Power
Name      Number     Percent   Sole        Shared         Sole      Shared

SIC       6,179,055    54           0   6,179,055            0   6,179,055

Barclay
Simpson   6,533,280    57.1   254,225   6,279,055      254,225   6,279,055
          (1) (2)             (1)       (2)            (1)       (2)

Dr. John B.
Simpson      16,500      .1    16,500           0       16,500           0

Anne Simpson
Gattis       16,500      .1    16,500           0       16,500           0

Jean D.
Simpson      16,500      .1    16,500           0       16,500           0

Jeffrey Philip
Gainsborough  6,600      .1     6,600           0        6,600           0

Julie Marie
Simpson       6,600      .1     6,600           0        6,600           0

Elizabeth Simpson
Murray        6,600      .1     6,600           0        6,600           0

Amy Catherine
Simpson       6,600      .1     6,600           0        6,600           0

     (1) Includes 125 shares of Stock receivable on exercise of an option that is exercisable within 60 days.

     (2) Includes 100,000 shares of Stock owned by SMCO's profit sharing trusts, of which Barclay Simpson shares voting and dispositive power with the other members of the committee appointed by SMCO to administer the profit sharing trusts. Barclay Simpson disclaims beneficial ownership of the 100,000 shares of Stock, except to the extent of his participation as a beneficiary of one of the trusts.

     Barclay Simpson has a 77% interest in SIC; Dr. John B. Simpson, Anne Simpson Gattis and Jean D. Simpson each have a 5% interest in SIC; and Jeffrey Philip Gainsborough, Julie Marie Simpson, Elizabeth Simpson Murray and Amy Catherine Simpson each have a 2% interest in SIC.

SCHEDULE 13D

CUSIP No. 829073105                                    Page 14 of 20 Pages


The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the person filing this statement in the Stock since August 19, 1996:

                                               Number      Price
         Type of       Purchase                  of         per      Broker
Name     Security      or Sale       Date      Shares      Share      Used

SIC       Common       Gift        10/18/96    10,000       -0-       None

SIC       Common       Gift        10/18/96    20,000       -0-       None

SIC       Common       Distri-     10/29/96   330,000       -0-       None
                       bution to
                       SIC's General
                       Partners

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Barclay Simpson, Dr. John B. Simpson, Anne Simpson Gattis, Jean D. Simpson, Jeffrey Philip Gainsborough, Julie Marie Simpson, Elizabeth Simpson Murray, and Amy Catherine Simpson are the general partners of SIC, pursuant to SIC's partnership agreement. As the managing general partner of SIC, and as attorney-in-fact for the other reporting persons, Barclay Simpson has the authority, among other things, to invest the funds of SIC in the Stock, to vote and dispose of the Stock and to file this statement on behalf of SIC and the other general partners.

          Barclay Simpson participates in the SMCO 1994 Stock Option Plan (the "Plan"), which is described on pages 13 to 17 of Exhibit B hereto (and a copy of which is attached as Exhibit B to such Exhibit B hereto). On February 14, 1995, SMCO granted Barclay Simpson a Nonstatutory Stock Option (the "Option"). The Option entitles Barclay Simpson to purchase up to 500 shares of Stock at an exercise price of $11.28 per share. The 1995 Option became or will become exercisable with respect to 125 shares of Stock on February 14 of each of 1996, 1997, 1998 and 1999. The Option will expire on February 14, 2002, unless exercised sooner.

          Barclay Simpson also serves on the committee that administers the SMCO profit sharing trusts, and information regarding this position is incorporated by reference to note two under Item 5 herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          A.   Agreement Regarding Joint Filing of Statement on Schedule
13D.

          B. Simpson Manufacturing Co., Inc. Proxy Statement dated April 17, 1995, is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 829073105                                    Page 15 of 20 Pages


          C. Nonstatutory Stock Option dated February 14, 1995, granted to Barclay Simpson, is incorporated herein by reference to Appendix II of
Exhibit 10.34(a) to SMCO's Registration Statement on Form S-1, Registration Number 33-76370, filed on March 14, 1994.

          D.   SIC Partnership Agreement.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    November 7, 1996.

SIMPSON INVESTMENT COMPANY


By:  /s/ Barclay Simpson
     ----------------------------
     Barclay Simpson
     Managing General Partner


Dr. John B. Simpson
Anne Simpson Gattis
Jean D. Simpson
Jeffrey Philip Gainsborough
Julie Marie Simpson
Elizabeth Simpson Murray
Amy Catherine Simpson


By:  /s/ Barclay Simpson
     ----------------------------
     Barclay Simpson
     Attorney-In-Fact



/s/ Barclay Simpson
----------------------------
Barclay Simpson

SCHEDULE 13D

CUSIP No. 829073105                                    Page 16 of 20 Pages

                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchase by the undersigned of the Stock of SMCO. For that purpose, the undersigned hereby constitute and appoint Barclay Simpson and Stephen B. Lamson as their true and lawful agents and attorneys-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    November 7, 1996.

SIMPSON INVESTMENT COMPANY


By:  /s/  Barclay Simpson
     ----------------------------
     Barclay Simpson
     Managing General Partner


/s/  Dr. John B. Simpson           /s/  Jean D. Simpson
----------------------------       ----------------------------
Dr. John B. Simpson                Jean D. Simpson


/s/  Anne Simpson Gattis           /s/  Amy Catherine Simpson
----------------------------       ----------------------------
Anne Simpson Gattis                Amy Catherine Simpson


/s/  Julie Marie Simpson           /s/  Barclay Simpson
----------------------------       ----------------------------
Julie Marie Simpson                Barclay Simpson


/s/  Jeffrey Philip Gainsborough   /s/  Elizabeth Simpson Murray
--------------------------------   --------------------------------
Jeffrey Philip Gainsborough        Elizabeth Simpson Murray

SCHEDULE 13D

CUSIP No. 829073105                                    Page 17 of 20 Pages
                                                            EXHIBIT D
                    GENERAL PARTNERSHIP AGREEMENT
                                 OF
                     SIMPSON INVESTMENT COMPANY

          This partnership began on February 29, 1968 as a limited partnership. The limited partnership was dissolved on December 28, 1988 and the partnership continued as a general partnership. The dissolution was done to avoid a newly enacted tax imposed on limited partnerships by the State of California. The partners now desire to amend and clarify the terms and provisions of their partnership agreement and to reduce their agreement to writing.
                              ARTICLE I.

                    Name of Partnership and Term

          The name of the partnership shall continue to be Simpson Investment Company.

          The partnership shall continue until dissolved and terminated by mutual agreement of all the partners or under the provisions Article 4 upon the death of the managing partner.

                              ARTICLE II.

                    Division of Profits and Losses

          The partnership's profits and losses shall be shared among the partners as follows:

                    Barclay Simpson          85%
                    John B. Simpson          5%
                    Anne Simpson Gattis      5%
                    Jean D. Simpson          5%

          The above percentages shall continue so long as the partners withdrawals are in the above percentages. If and when a partner withdraws more than his or her above percentage then the percentages shall change as agreed by all of the partners.

                              ARTICLE III.

                              Management

          The managing partner shall be Barclay Simpson and he shall have control over the business of the partnership and assume direction of its business operations. The managing partner shall consult and confer as far as practicable with the nonmanaging partners, but the power of decision shall be vested in the managing partner.

                              Page No. 1

SCHEDULE 13D

CUSIP No. 829073105                                    Page 18 of 20 Pages

                                                            EXHIBIT D

                              ARTICLE IV.

                         Managing Partner's Death

          The partnership shall dissolve and terminate on the death of the managing partner.

          The managing partner's will now provides for certain of his interests in partnership property to be given to a trust for his grandchildren. The nonmanaging partners agree to sell their interest in any partnership properties to the estate of the managing partner. The selling price shall be the appraised value assigned to these properties in appraising the managing partners interest in this partnership. The properties shall be all properties owned by the partnership except stock in Simpson Manufacturing Co. Inc.

                              ARTICLE IV.

                     Nonmanaging Partners' Death

          The partnership shall not dissolve or terminate on any nonmanaging partners' death.

                              ARTICLE V.

               Nontransferability of Partnership Interests

          A partner's interest in the partnership shall not be transferred, in whole or in part, except by intestate succession or testamentary disposition on the partner's death, and any other purported transfer of all or part of a partner's interest shall be void and of no effect against the partnership, any other partner, any creditor of the partnership, or any claimant against the partnership.

                              ARTICLE VI.

               Withdrawal of Lake Tahoe Real Property

          The managing partner would like to contribute his interest in the Lake Tahoe Real property to an irrevocable trust for the benefit of his children and step-children and he would like the other three partners to contribute their interests in the Lake Tahoe Real property to this trust. Their signature to this partnership agreement will constitute approval of this withdrawal of the Lake Tahoe property to the Simpson Children Trust, or directly to each of the seven children -- John, Anne, Jean, Jeff, Julie, Lizzie, Amy -- in equal shares.

                              Page No. 2

SCHEDULE 13D

CUSIP No. 829073105                                    Page 19 of 20 Pages

                                                            EXHIBIT D

          IN WITNESS WHEREOF, the partners have executed this agreement.



     1-21-89                       /s/ Barclay Simpson
     ----------                    ----------------------------
     Date                          Barclay Simpson


     1-29-89                       /s/ John B. Simpson
     ----------                    ----------------------------
     Date                          John B. Simpson


     1/12/89                       /s/ Anne Simpson Gattis
     ----------                    ----------------------------
     Date                          Anne Simpson Gattis


     2/21/89                       /s/ Jean D. Simpson
     ----------                    ----------------------------
     Date                          Jean D. Simpson

                              Page No. 3

SCHEDULE 13D

CUSIP No. 829073105                                    Page 20 of 20 Pages

                                                            EXHIBIT D


GIFT OF SIMPSON INVESTMENT COMPANY PARTNERSHIP INTEREST
Federal EIN 94-6340817

We presently own an 85% general partnership interest in the Simpson Investment Company, a general partnership. It is a community property interest owned with my spouse. By this document, we are giving a 2.0% interest in the partnership to each of the following individuals: Jeffery
P. Gainsborough, Julie Marie Simpson, Elizabeth Simpson and Amy Simpson. After this gift, we will own an 77% interest in the partnership.



December 28, 1993                  /s/ Barclay Simpson
                                   ----------------------
                                   Barclay Simpson

December 28, 1993                  /s/ Sharon Simpson
                                   ----------------------
                                   Sharon Simpson